SUB-ITEM 77D

High Yield Variable Account changed its disclosure under Investment Objective from HYVAs investment objective is to provide high current income and capital appreciation by investing primarily in fixed income securities of U.S. and foreign issuers which may be in the lower rated categories or unrated (commonly known as junk bonds) and may involve equity features to The Variable Accounts investment objective is to seek total return with an emphasis on high current income, but also considering capital appreciation as described in Post-Effective Amendment No. 39 to the Registration Statement (Nos. 2-79142 and 811-3562), as filed with the Securities and Exchange Commission via EDGAR on April 30, 2007, under Rule 485 under the Securities Act of 1933. Such description is incorporated herein by reference.